DIRECT DIAL +852 3740 4863 DIRECT FAX +852 3910 4863 EMAIL ADDRESS JULIE.GAO@SKADDEN.COM PARTNERS CHRISTOPHER W. BETTS	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C.

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

May 4, 2018

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pintec Technology Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 31, 2018
CIK No. 0001716338

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 27, 2018. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 31, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included references to the pages in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the Revised Draft Registration Statement in response to the Staff’s comments, the Company has also included the Company’s audited financial statements as of and for the year ended December 31, 2017 and added related disclosure in the relevant sections of the prospectus.

Non-GAAP Financial Measures, page 11

1.              We continue to consider your response to prior comment 5.

In response to prior comment 5, the Company has removed all of the disclosure relating to adjusted net service revenue from the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 75

2.              Your response to prior comment 9 states your belief that the point-of-sale installment loan business began operating at a low but positive gross margin during 2017 and that it will continue to operate at that level. Given that this business operated at a significant gross loss in fiscal year 2016, please discuss the factors that are contributing to this trend. Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages [84] and [85] of the Revised Draft Registration Statement. However, the Company would like to emphasize that the inclusion of additional discussion of the margin of the point-of-sale installment loan business in the Revised Draft Registration Statement does not indicate that this is a separate operating segment from the personal installment loan business, as the point-of-sale installment loan business was not separately managed and evaluated by the CODM of the Company.

3.              We note your response to prior comment 10. Please provide additional context regarding your relationship with business partners by discussing any cost or revenue sharing arrangements with your business partners, especially with respect to personal installment loans. In this regard, we note that you “share part of” the technical service fee with Qunar. Please revise or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that its arrangements with its business partners do not constitute cost or revenue sharing arrangements. The Company pays fees to certain of its business partners, as disclosed, and these fees may be calculated as a flat fee per person (e.g. per lead or per borrower) or a percentage of some amount (e.g. of loan origination amounts or of outstanding balances of loans), or a mixture of both. To the extent that these fees are calculated as a percentage, they are not necessarily a percentage of the Company’s revenue from the users of that business partner. Furthermore, these fees vary dynamically as the Company’s relationship with its business partners evolves, and the terms of the Company’s arrangements with its business partners are regularly renegotiated. As of the date of this letter, the fee payable to Qunar by the Company in connection with point-of-sale installment loans is calculated as a flat fee per lead, and the fee payable to Qunar by the Company in connection with personal installment loans is calculated as a combination of a flat fee per lead and a percentage of the outstanding balance of the loans each month. As of the date of this letter, the Company does not have any arrangements to pay any of its business partners a percentage of revenue as a fee. Therefore, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement to remove references to sharing of fees with Qunar. The Company has also revised the disclosure on pages 84 and 85 of the Revised Draft Registration Statement to disclose the trends in the amounts of these fees in more detail.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP